Mail Stop 3561

February 16, 2007

Gary L. Smith
Executive Vice President and Chief Financial Officer
International Textile Group, Inc.
804 Green Valley Road, Suite 300
Greensboro, NC 27408

> **Re:** **International Textile Group, Inc.**
> **Safety Components International, Inc.**
> **File No. 000-23938**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 8-K furnished October 26, 2006**

Dear Mr. Smith:

      We have reviewed your January 25, 2007 correspondence and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 Business and Basis of Presentation

NxGen Partnership, page F-10

1. We have reviewed your response to our prior comment number 2. However, we do not believe that you have fully addressed the concerns raised in our prior comment. Per your response, it appears that you believe a separate earnings process relating to the initial license fee was culminated as a result of research and development of inflator technology which NxGen had developed, tested, and delivered to the major automotive supplier prior to December 31, 2005. In this

regard, please tell us i) the nature of the technology which was delivered to the automotive supplier prior to December 31, 2005, ii) the manner or form in which such technology was delivered (e.g. patented processes or prototypes, licensing rights, etc.) and iii) whether and/or why you believe the technology sold to the automotive supplier has functionality and/or marketability on a stand-alone basis. Your response should also specifically discuss a) whether the automobile supplier was able to purchase the technology without incurring future royalty fees and b) the product(s), rights, and/or service(s) that the automotive supplier would have received under such circumstance. Furthermore, please tell us what additional deliverable and/or benefit is being provided to the major automotive supplier in exchange for the royalty fees.

2. Based upon your response to our prior comment number 2, it appears that you believe that the contract between NxGen Technologies, LLC and the major automotive supplier includes multiple deliverables. As such, please describe in detail how you have applied the guidance of EITF 00-21 to this contract. Please tell us I) each "separate unit of accounting" that has been identified pursuant to the guidance provided in paragraph 9 of EITF 00-21 and II) how revenue has been allocated between the separate units of accounting. Your response should specifically state i) whether NxGen applied the relative fair value method or residual value method and ii) how fair value was determined for each of the individual products and/or services to be delivered under the arrangement for such purpose. In this regard, we note that paragraph 16 of EITF 00-21 indicates that contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value.

Furthermore, as part of your response, please tell us a) the amount of the fees governed by articles 3.1.b and 3.1.c this contract, b) whether the automotive supplier has a fully developed product which utilizes the technology sold by NxGen, c) whether NxGen is required to provide research and development to help the supplier meet the product test validation requirements specified in article 3.1.b of the contract as a result of the requirements of the contract or due to the proprietary nature of the technology sold to the automotive supplier, and d) whether the technology sold to the automotive supplier could be sold to another party on a standalone basis. We note that each of these factors are material factors in determining whether the initial license fee meets the criterion for separate revenue recognition apart from any other products, services, or rights NxGen is required to provide under the contract with the automotive supplier. Please refer to Example 6 of Exhibit 00-21B of EITF 00-21 for further guidance, as the contract between NxGen Technologies, LLC and the automotive supplier appears to be similar to the contract described in the example.

Form 8-K furnished October 26, 2006

Exhibit 99.1

Financial Statements for the Fiscal Year Ended October 2, 2005

Consolidated Statement of Cash Flows, page F-63

3. We have reviewed your response to our prior comment number 8. However, we do not believe that you have fully addressed the concerns raised in our prior comment. Since you have deemed that the amount of interest that had been accrued and converted to additional principal was not material for your notes redeemed in fiscal years 2004 and 2005, we are still unclear as to how you plan to allocate cash outflows between the operating and financing activities section of your cash flow statement when you redeem the $56.2 million in unsecured subordinated notes that were issued to WLR Recovery Fund II L.P. through September 30, 2006. In this regard, we do not believe it is appropriate to assume that any prepayments made against the notes would automatically be payments against the original principal. As such, please describe for in detail how you plan to allocate future payments against your subordinated PIK notes between operating and financing activities. If you believe scheduled payments and payments-in-advance should be treated differently for purposes of allocation, please explain why and discuss any literature that you have relied upon to reach your conclusion.

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You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief